

October 15, 2012

Via E-mail
Richard E. Chandler, Jr.
Executive Vice President, Chief Legal Officer and Secretary
Chicago Bridge & Iron Company N.V.
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Registration Statement on Form S-4**
> **Filed September 17, 2012**
> **File No. 333-183950**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-12815**

Dear Mr. Chandler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all materials prepared by BofA Merrill Lynch and Morgan Stanley and shared with the CB&I Supervisory and Management boards and the Shaw board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards' decisions to approve the transaction agreement.

2. Please note that all exhibits are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the

filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Please provide us with a copy of the proxy card with the next amendment.

4. Please enhance your disclosure to discuss the generally waiveability of the closing conditions. Describe the circumstances where recirculation and resolicitation may be necessary.

5. Please note that if Shaw intends to incorporate the information required by Part III of the Form 10-K by reference to its definitive proxy statement, we will not be able accelerate the effectiveness of the Form S-4 until the information required by Part III is filed and is incorporated into the registration statement. See Item 18 of Form S-4.

Proxy Statement/Prospectus Cover Page

6. Please disclose the total number of CB&I shares that will be issued in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

7. Please include the information required by Item 2 of Form S-4 on the inside front cover page of the prospectus for both CB&I and Shaw.

8. We note that on page two you specify the date by which stockholders must request copies of documents incorporated by reference into the proxy statement/prospectus. Please move this information to the inside front cover page of the prospectus, and also please disclose that to obtain timely delivery of such information, shareholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.

Shaw Group: Notice of Special Meeting of Shareholders

Questions and Answers about the Transaction and the Special Meetings, page 3

9. Please include a discussion of the post-merger change in jurisdiction that will affect Shaw stockholders.

What will I receive for my shares of Shaw common stock?, page 5

10. Please disclose the approximate value of the 0.12883 shares of CB&I common stock that Shaw shareholders will receive in the transaction.

Q: What vote is required to approve the Transaction?, page 4

11. Given the requirement that the Transaction Proposal be approved by a Supermajority Threshold, please disclose the approximate number of your shares that are held by shareholders who beneficially own 5% or more of Shaw's outstanding shares. Please also disclose the approximate number of votes that will be needed to obtain supermajority approval.

Summary, page 16

General

12. Please add a discussion of the financing required to complete the transaction. Please also quantify the indebtedness of CB&I following the transaction, including the amount that you anticipate will be needed following the transaction for the combined company's debt service obligations.

Interests of Directors and Executive Officers of Shaw in the Transaction, page 15

13. Please quantify the benefits that Shaw directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 35.

Board of Directors and Management Following the Completion of the Transaction, page 15

14. Please specify when you anticipate that the Shaw director that will serve on the CB&I board will be selected. Please also refer to Rule 438 and provide the appropriate consent of the director when selected, or tell us when and how you propose to update your filing to include this information.

Comparison of the Shareholder Rights, page 22

15. Please concisely summarize the material differences between the rights of shareholders of CB&I common stock and Shaw common stock. Please include a similar description in your related risk factor on page 36.

The Transaction, page 55

Background of the Transaction, page 55

16. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the

positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

17. Please expand your discussion to address the particular advantages, disadvantages of, and the "strategic reasons" for, the combination of CB&I and Shaw. We note your reference to such strategic reasons in your discussion on page 56, and the certain advantages and disadvantages considered by management and the respective boards at meetings on July 9, 2012 and July 12, 2012. Your disclosure should provide appropriate detail about the advantages, disadvantages and strategic reasons considered so that investors can understand the rationale behind the transaction.

18. Please explain the consideration by management and the boards relating to the required regulatory approval or clearance from the Ministry of Commerce in China, the Committee on Foreign Investment in the United States, and the Nuclear Regulatory Commission, including the fact that the NRC must consent to the transfer of the licenses held by Shaw subsidiaries. Please also disclose any consideration given to CB&I's foreign domicile and whether this would affect any of the government work done by Shaw or the combined company's ability to secure future government contracts.

19. Please discuss in further detail CB&I's concerns relating to Shaw's ownership interest in Westinghouse and the overlap and regulatory concerns relating to Shaw's Energy & Chemicals business.

20. We note that CB&I first considered a potential acquisition of Shaw in the spring of 2010. Please revise your disclosure to clarify whether CB&I had any contact with Shaw between 2010 and May 2012, the date on which the disclosure first suggests that Shaw was informed that CB&I was interested in an acquisition. Please also clarify whether CB&I had any discussions with Shaw relating to its sale of the E&C business segment to Technip S.A. and the exercise of its contractual rights to sell its ownership interest in Westinghouse.

21. Given that in September 2011 Shaw publicly announced its intention to sell its ownership interest in Westinghouse, please explain why CB&I subsequently considered a scenario in which Shaw would not exercise the Westinghouse put rights.

22. Please explain any consideration given by the Shaw board regarding alternatives to the transaction, including remaining a standalone company or transactions with other companies in the industry, including whether Shaw contacted any other companies. We note your related disclosure on page 74. Please revise accordingly.

23. Please explain why CB&I initially considered partnering with "Company A" in the acquisition of Shaw. Please also explain specifically why CB&I and Company A did not proceed with the joint bid.

24. We note that in early 2012, Shaw contacted Morgan Stanley to assist in the review of a "potential transaction." However, it does not appear that Shaw was aware of the potential transaction until the meeting between Shaw and Company A that took place in May 2012. Please advise and revise accordingly.

25. Please explain why Shaw determined ultimately to offer both cash and stock as opposed to paying the proposed consideration entirely in cash.

26. Please disclose the consideration, if any, given to the various nuclear contracts held by Shaw, including any perceived risks relating to such nuclear contracts. We note the relevant discussion in your communication filed pursuant to Rule 425 on August 9, 2012.

27. Please expand your disclosure regarding the negotiations that took place between July 4, 2012 and July 18, 2012, including the various conditions to closing, regulatory matters, and consequences of terminating the agreement that were discussed. Please provide similar disclosure regarding the various board meetings held during this time period.

28. Please describe any discussions relating to the sale of Shaw's Energy and Chemicals Segment or the sale of Shaw's ownership interest in Westinghouse, both of which are conditions to closing.

29. Please explain the reasons for the conditions to closing requiring Shaw to have specified unrestricted cash, minimum EBITDA and net indebtedness for borrowed money. Please also disclose any discussions relating to such conditions, including the consideration given by the Shaw board to such required financial metrics.

30. Please describe the discussions relating to the inclusion of a no-shop clause.

CB&I's Reasons for the Transaction and Recommendation of the CB&I Supervisory and Management Boards, page 63

31. Please explain the relation between the CB&I Supervisory Board and the CB&I Management Board, including the composition and authority of each.

32. Please expand your disclosure relating to the expected cost savings and revenue synergies, including addressing the basis for the expected synergies. We note in particular the detailed discussion of the expected cost and revenue synergies that is included in your communication filed pursuant to Rule 425 on August 9, 2012.

33. Please expand your disclosure regarding the "Improved Business Risk Profile" and the "Combined Expertise" that were considered by the CB&I Supervisory and Management Boards. We note in particular the pro forma business profile, including a geographic breakdown and the discussion of end-market diversification that is included in your communication filed pursuant to Rule 425 on August 9, 2012.

34. Please quantify the amount of indebtedness that CB&I will incur to finance the transaction. Please also disclose the estimated debt service obligation of the combined company.

Opinion of Financial Advisor to CB&I, page 67

Opinion of BofA Merrill Lynch, page 67

Selected Publicly Traded Companies Analysis, page 70

Selected Precedent Transactions Analysis, page 70

35. We note that the financial advisors performed a Selected Publicly Traded Companies Analysis and a Selected Precedent Transactions Analysis. Please revise to provide the following information:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

- Disclose the size and date of each transaction in the Selected Precedent Transactions Analysis; and

- Provide additional disclosure about the underlying data used to calculate the multiples derived from each of the analyses.

Miscellaneous, page 71

36. Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a quantitative description of the fees BofA Merrill Lynch, and any of its affiliates, received, or will receive, for services provided to CB&I, Shaw, or any of their affiliates in the past two years. Please also disclose the amount that BofA Merrill Lynch will receive for its part in arranging financing for the merger. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

<u>Shaw's Reasons for the Transaction and Recommendation of the Shaw Board of Directors, page 73</u>

37. We note that the board considered the "significant risks associated with going forward as an independent company" and the "risks associated with Shaw's long-range plan." Please revise your disclosure to specifically explain such risks.

38. Please provide specific examples of the expanded range of services that Shaw may offer to customers as a result of the transaction.

<u>Opinion of Financial Advisor to Shaw, page 77</u>

<u>Opinion of Morgan Stanley, page 77</u>

<u>Public Market Trading Benchmarks, page 79</u>

39. We note that Morgan Stanley performed a comparable company analysis. Please revise the disclosure to provide the underlying data used to calculate the comparable company multiple ranges used to determine the implied value per share of the Shaw common stock.

<u>Precedent Change of Control Premiums Analysis, page 82</u>

40. Please advise whether any companies were excluded from the review of U.S. public company transactions that were announced since 1990 in which the target company was a publicly traded company, the transaction value was greater than $100 million, and the consideration was all cash. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so. Please also disclose the total number of companies analyzed.

<u>Interests of Directors and Executive Officers of Shaw in the Transaction, page 89</u>

41. We note the disclosure on page 89 and page 100 that Shaw expects to make additional awards and payments prior to the closing of the transaction. Please update your related disclosure as necessary to reflect such additional awards and payments.

<u>Quantification of Change of Control and Termination Payments and Benefits to the Shaw Named Executive Officers, page 99</u>

42. We note that the table presents the information assuming the consummation of the transaction occurred on July 31, 2012. Please update the disclosure to report this information to assume that the transaction occurred on the latest practicable date. <u>See</u> Instruction 1 to Item 402(t) of Regulation S-K.

Legal Proceedings, page 104

43. Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

44. Please revise your discussion of the shareholder lawsuits to disclose an estimate of the amount or range of loss or possible loss or a statement that such an estimate cannot be made and to discuss the other possible impacts from unfavorable judgments.

Regulatory Matters, page 110

45. Please revise your disclosure to explain why the transaction is subject to review and approval by MOFCOM.

46. Please update the status of the regulatory approvals required for consummation of the transaction, including the filing of required notices or applications and the expiration of applicable waiting periods. In particular, we note from your disclosure that it appears that MOFCOM has not yet accepted your notification, therefore the 30 day review period has not yet commenced. Please revise your disclosure to update and clarify.

The Transaction Agreement, page 113

47. We note your statement that the representations and warranties in the transaction agreement "applied standards of materiality in ways that are different from what may be viewed as material by viewed as material by you or other investors." Please remove this disclaimer or revise it to remove any suggestion that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Conditions to the Completion of the Transaction, page 129

48. Please disclose the amount of Shaw EBITDA for the four consecutive quarters ending August 31, 2012, or the latest practicable date.

49. Please provide a discussion of how the parties expect Shaw to have $800 million of unrestricted cash at the closing date. Include a discussion of the specific measures Shaw would need to take to free up cash and investments that are currently restricted, as well as the potential need to incur additional indebtedness. We note the disclosure on page 145 stating that if Shaw's cash balances are less than anticipated at the closing date or you are not successful with the note offerings, either in whole or in part, you may elect to increase the size of the term loan facility or CB&I's revolving credit facilities, utilize an $800.0 million bridge loan facility, or utilize other forms of financing. Please explain how participating in any of these financing arrangements will impact, among other things, Shaw's ability to meet the net indebtedness requirement.

Richard E. Chandler, Jr.
Chicago Bridge & Iron Company N.V
October 15, 2012
Page 9

Unaudited Pro Forma Condensed Combined Financial Statements, page 137

2. Financing Considerations, page 145

50. Disclose the amount available on CB&I's existing credit facilities and the amount that will be available for future borrowing after the planned financing. Provide additional relevant details on the terms of your credit facilities, including the borrowing sublimit and any financial covenants relevant to a consideration of your ability to finance the transaction and ongoing liquidity.

3. Conditions to Completion of the Transaction, page 146

51. Please provide an updated discussion regarding the put options discussing the exercise on October 6 and describing the events that must occur for the repayment of the bonds.

52. Please disclose the amount Toshiba Corporation is required to fund in the trust account, i.e. the amount representing 96.7% of the original JPY-equivalent purchase price.

53. Please disclose the U.S. dollar amount of the difference between the Toshiba payment and the amount necessary to settle the bonds and any other obligations or refer to the related pro forma adjustment.

54. We note from page 35 of Shaw's May 31, 2012, Form 10-Q that the E&C sale will exclude certain Toronto-based operations. Please revise herein to highlight this exclusion, if still true, and to describe the nature of the Toronto operations and quantify the carrying value of the assets associated with this location.

5. Pro Forma Adjustments, page 148

55. Please tell us your basis for eliminating $45,000 of selling and administrative expense in adjustment (a) and tell us how you calculated the specific amount.

56. Please expand your explanation of adjustment (j) to provide a breakout of the amounts for each entry, along with a reconciliation and explanation of where the offsetting amounts have been recorded. Expanding the explanations of the net amounts on these other accounts (e.g. retained earnings) may also be useful.

57. We note the "pro forma" information provided on page 43 of Shaw's May 31, 2012, Form 10-Q, which depicts reductions in certain of Shaw's balance sheet accounts as if the Westinghouse put options had been exercised on May 31, 2012. Please clarify that the $1,477 reduction in prepaid and other current assets and the $28,764 reduction in other accrued liabilities have been included in the pro forma adjustments herein, or explain why they have been properly excluded. We note the remaining reductions as listed in that Form 10-Q are included as pro forma adjustments (i) and (j).

58. Please comment in this section or elsewhere regarding the commitments Shaw has already invested in NET Power, including expected timing, in light of the impending Transaction. We note from page 20 of Shaw's May 31, 2012 Form 10-Q that it will acquire "up to 50% of the NET Power LLC through a commitment to invest up to $50.4 million, contingent upon demonstration of technological feasibility, and will have exclusive rights to engineer, procure and construct NET Power plants."

59. Please expand your explanation of adjustment (l) to provide a breakout of the amounts for each entry, along with a reconciliation and explanation of where the offsetting amounts have been recorded. A breakout in adjustment (u) that includes the anticipated gain on the sale would also be helpful; see comment below.

60. Please expand your explanation of adjustment (u) to provide a breakout of the adjustments to retained earnings, referring to your other pro forma adjustments as appropriate.

Comparison of Shareholder Rights, page 154

61. Please remove the statements in these sections that the disclosure is qualified in its entirety by reference to Dutch law and the Louisiana Business Corporation Law. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Signatures

62. It appears that while the officers and directors have signed the power of attorney that appears on page II-6, they have not signed the registration statement. Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement.

Chicago Bridge & Iron Company N.V. Form 10-K for the Year Ended December 31, 2011

Liquidity and Capital Resources, page 30

63. We note from the balance sheet that net accounts receivable increased 36% during 2011, compared to an increase in revenues of 25%. We also note days sales in A/R has continued to increase through June 30, 2012. In future filings, beginning with your September 30, 2012, Form 10-Q, please revise your liquidity discussion to quantify days sales outstanding or some other measure of collectability if used and to discuss material variances and trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Daniel A. Neff, Esq. (*via E-mail*)
       Wachtell, Lipton, Rosen & Katz